

03 DEC 13 7:21

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations



03045251

SUPPL

Date	December 8, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated December 8, 2003:

VNU TO SELL ITS CLARITAS EUROPE BUSINESS TO ACXIOM CORPORATION

With kind regards,
VNU bv

Rob de Meel
SVP

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands




03 DEC 10 AM 7:21

Press release

Date December 8, 2003

VNU TO SELL ITS CLARITAS EUROPE BUSINESS TO ACXIOM CORPORATION

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced it has signed an agreement to sell its Claritas Europe business to Acxiom Corporation for € 33.5 million. Closing is expected around year-end. With regards to this divestiture, a book loss of EUR 25-30 million is envisaged.

This sale results from the review previously announced on January 21st, 2003, in which VNU stated its intent to explore strategic options, including the possible sale, for its Claritas Europe business, as it operated with little synergy with the rest of VNU's Marketing Information business in the European marketplace.

Claritas Europe, employing approximately 550 people (FTEs), owns and operates the largest consumer lifestyle database in Europe, serving the direct marketing industry. It has nine offices in seven countries and is run independently from Claritas inc. in the USA, which remains part of VNU's Marketing Information group.

Trade Dimensions and Spectra Marketing Systems, both formally part of Claritas Europe, will remain part of VNU's Marketing Information, as their activities are closely aligned with VNU's mainstream marketing information businesses.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12